EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Reports 2017 Financial Results

TAIPEI, Taiwan, May 04, 2018 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2017. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2017 Financial Results (Ended December 31, 2017), and 2016 comparative results

	FY 2017	FY 2016	CHANGE
Revenues	$425.2 million	$384.6 million	10.6%
Gross Profit	$39.7 million	$31.6 million	25.6%
Net Income/(Loss)	$8.7 million	$2.9 million	205.6%
EPS(1)	$0.63	$0.21	200.0%

(1) Earnings per share are based on 13.82 million shares issued and outstanding in each of FY 2017 and FY 2016

Full Year 2017 Results

Revenues for the twelve months ended December 31, 2017, were $425.2 million, an increase of 10.6%, from $384.6 million in the prior year.  The increase was primarily attributable to a 35.0% revenue increase in the Thailand region due to the Company obtaining more government projects and the appreciation of the Baht against the US dollar and also due to a 8.1% revenue increase in the North Asia region, primarily attributable to an increase in orders transferred from other wire and cable manufacturers who were forced to close by the Chinese government because of strict enforcement of environmental regulations.  Revenues in the Company’s ROW region decreased by 14.9%, primarily due to more intense competition from the products imported from China.  The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Gross profit for the twelve months ended December 31, 2017, increased by 25.6% to $39.7 million from $31.6 million in the same period last year.  Gross margin was up by 13.5%, growing from 8.2% in 2016 to 9.3% in 2017.  In the Thailand region, gross margin grew following an increase in our product sales to higher margin Thailand government projects.  In the North Asia region, gross margin increased primarily due to the appreciation of RMB against USD while the copper price remained stable, notwithstanding intense competition in the local markets. The ROW region’s gross margin increase in 2017 was primarily attributable to the higher margin distributed products sold by APEC, our Australian operating subsidiaries.

Selling, general and administrative expenses for 2017 were $27.2 million, compared to $26.3 million reported in 2016.  Operating income was $16.6 million, compared to operating income of $7.3 million in 2016.

Net income attributable to APWC shareholders was $8.7 million for the full year of 2017, compared to net income of $2.9 million in 2016. Net income per share was $0.63 in 2017, while a net income of $0.21 per share was reported for 2016. The weighted average number of shares issued and outstanding was 13.82 million in each of 2017 and 2016.

Financial Condition

APWC reported $46.1 million in cash and cash equivalents as of December 31, 2017, compared to cash and cash equivalents of $48.2 million as of December 31, 2016.

Current assets totaled $283.0 million as of December 31, 2017, compared to $244.6 million as of December 31, 2016.  Working capital was $181.8 million as of December 31, 2017.  Short term bank loans were $41.2 million at December 31, 2017, up from $28.2 million at the end of 2016.  The Company had no long-term debt outstanding at December 31, 2017.  Shareholder's equity attributable to APWC was $153.3 million as of December 31, 2017, compared to $136.0 million as of December 31, 2016.

APWC used $16.9 million in cash from operating activities during the twelve months ended December 31, 2017, compared to $9.0 million of cash provided by operating activities in the corresponding period in 2016. The Company slightly reduced capital expenditures to $4.9 million in 2017, compared to $5.0 million in 2016.

We encourage shareholders to visit the Company’s website for further information.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Partner & Senior Account Manager Phone: +1-212-989-9899 Email: lisa@asiaalphair.com Web: https://asiaalphair.com/